FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2021

 UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ R SOTAMAA
BY R SOTAMAA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 04 February, 2021

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 04 February 2021
Final Results

Exhibit 99

2020 FULL YEAR RESULTS

Performance highlights (unaudited)

Underlying performance			GAAP measures
		vs 2019			vs 2019
Full Year
Underlying sales growth (USG)		1.9%	Turnover	€50.7bn	(2.4)%
Underlying operating profit	€9.4bn	(5.8)%	Operating profit	€8.3bn	(4.6)%
Underlying operating margin	18.5%	(60)bps	Operating margin	16.4%	(40)bps
Underlying earnings per share	€2.48	(2.4)%	Diluted earnings per share	€2.12	(0.9)%
Free cash flow	€7.7bn	€1.5bn	Net profit	€6.1bn	0.8%
Fourth Quarter
USG		3.5%	Turnover	€12.1bn	(4.2)%
Quarterly dividend payable in March 2021 €0.4268 per share*

* See note 10 for more information on dividends.

Full year highlights

●
Underlying sales growth of 1.9%, with 1.6% volume and 0.3% price

●
Turnover decreased 2.4%, primarily driven by a negative impact of 5.4% from currency related items

●
Underlying operating profit decreased 5.8%, but increased by 0.7% at constant exchange rates

●
Underlying earnings per share decreased 2.4%, but increased 4.1% at constant exchange rates

●
Diluted earnings per share of €2.12

●
Free cash flow up €1.5 billion to €7.7 billion, reflecting our objective to protect cash

●
Dividend maintained through the year and increased in the fourth quarter by 4% to €0.4268 per share

●
Unified the group legal structure under a single parent company

Alan Jope: Chief Executive Officer statement

“In a volatile and unpredictable year, we have demonstrated Unilever’s resilience and agility through the Covid-19 pandemic. I would like to thank the Unilever team, whose dedication and hard work has delivered a strong set of results under the most difficult of circumstances.

Early in the year, we refocused the business on competitive growth, and the delivery of profit and cash as the best way to maximise value. We have delivered a step change in operational excellence through our focus on the fundamentals of growth. As a result, we are winning market share in over 60% of our business in the last quarter, on the basis of measurable markets. The business also generated underlying operating profit of €9.4 billion and free cash flow of €7.7 billion, an increase of €1.5 billion.

We progressed our strategic agenda, building on our existing sustainability commitments with ambitious new targets and actions, most recently with our plans to help build a more equitable and inclusive society. We completed the unification of our legal structure under a single parent company and we continue to work on separating out the tea business as we evolve our portfolio.

Today we are setting out our plans to drive long term growth through the strategic choices we are making and outlining our multi-year financial framework. While volatility and unpredictability will continue throughout 2021, we begin the year in good shape and are confident in our ability to adapt to a rapidly changing environment.”
4 February 2021

FUTURE STRATEGY AND MULTI-YEAR FINANCIAL FRAMEWORK

As one of the world’s largest consumer goods businesses, Unilever serves consumers through our purposeful brands. Our vision is to be the global leader in sustainable business. We will demonstrate how our purpose-led future fit business model drives superior performance, consistently delivering financial results in the top third of our industry.

Our differentiating strengths

Unilever’s success over the last 130 years and its future success are shaped by the strengths that give us competitive advantage. We have a powerful portfolio of leading category and brand positions, with 2.5 billion people using our products every day. We have a strong presence in the markets that will drive global growth in the years ahead and our global leadership in sustainability and commitment to sustainable business is widely recognised.

Our strategic choices

We have made five strategic choices that we believe will support our future growth and help us realise the potential of the business.

1.
Develop our portfolio into high growth spaces, positioning Unilever in the categories that will drive future growth. This will be our guiding strategy behind the choices we make for organic investment and for our acquisitions and disposals.

2.
Win with our brands as a force for good, powered by purpose and innovation. Purpose-led brands have been at the heart of Unilever throughout our history and purpose continues to dominate our thinking and our portfolio today as it becomes even more relevant to consumers. We will underpin our focus on purpose with differentiated science and technology that ensures our brands and products have superior quality and efficacy.

3.
Accelerate in the USA, India and China and leverage our emerging markets strength. Unilever has strong brand and category leadership positions in the USA, India and China, with around 35% of our turnover coming from those three countries alone, and we believe we can bring sharper focus in those geographies and build even stronger positions. There is also significant opportunity beyond these markets and we will continue to build on our strong operating businesses in the world’s fastest growing economies.

4.
Lead in the channels of the future. Position our business for success in the channels of the future, focusing particularly on e-commerce and digitising the distributed trade, underpinned by advanced shopper insight as the consumer and customer landscape continues to evolve.

5.
Build a purpose-led, future-fit organisation and growth culture. Driving growth through capacity, capability and culture, while continuing to generate fuel for growth.

Multi-year financial framework

We will deliver long term value creation by continuing to evolve our portfolio and driving earnings growth, a strong cash flow and a growing dividend.

●
Underlying sales growth ahead of our markets, delivering USG in the range of 3% to 5%

●
Profit growth ahead of sales growth, on a comparable basis

●
Sustained strong cash flow over the long term

●
Savings of €2 billion per annum from our well-established ‘Fuel for Growth’ savings programmes

●
Restructuring investment of around €1 billion for 2021 and 2022; lower thereafter

●
ROIC in the mid-to-high teens

●
Net Debt to Underlying EBITDA at around 2x

FULL YEAR OPERATIONAL REVIEW: DIVISIONS

	Fourth Quarter 2020				Full Year 2020
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG	Change in underlying operating margin
	€bn	%	%	%	€bn	%	%	%	bps
Unilever	12.1	3.5	3.3	0.2	50.7	1.9	1.6	0.3	(60)
Beauty & Personal Care	5.2	1.5	1.2	0.3	21.1	1.2	1.2	-	(100)
Home Care	2.5	4.7	6.2	(1.4)	10.5	4.5	5.1	(0.6)	(30)
Foods & Refreshment	4.4	5.4	4.3	1.0	19.1	1.3	0.1	1.1	(50)

Our markets: The operating environment in our markets has been volatile since the Covid-19 pandemic began in early 2020. In the fourth quarter, we continued to see changes in consumer behaviour and channel dynamics. Strict lock-downs in China and India led to market declines in the first and second quarters respectively, with both markets subsequently returning to growth during the year. China has normalised in many categories, while economic activity in India picked up particularly in the final quarter. In North America and Europe, elevated demand for food consumed at home has continued to drive market growth, whilst consumer usage of most beauty and personal care categories remains subdued. In Latin America markets were broadly flat for the year and several South East Asian markets contracted.

Unilever overall performance: We focused on driving competitive growth through execution against our five growth fundamentals, responding with agility to changing dynamics driven by the pandemic, and delivered a step up in competitive performance.

For the full year we grew underlying sales by 1.9%, with volumes growing 1.6% and 0.3% from price. In the fourth quarter underlying sales growth was 3.5%, with volumes of 3.3% and 0.2% from price. Growth was driven by hand and home hygiene products, laundry and in-home food and refreshments. Food solutions and out of home ice cream sales declined, impacted by channel closures. As people stayed at home and had fewer opportunities to socialise, they spent less time on personal grooming which impacted sales in much of the Beauty and Personal Care business, except for hygiene products where demand was high. Category demand patterns varied throughout the year and by market, driven by the differing status of lock-down restrictions. E-commerce grew by 61%, as we captured demand in online channels, and is now 9% of Unilever.

Emerging markets grew 1.2% as China and India returned to growth, after strict lock-downs in the first half of the year. China returned to growth in the second quarter as restrictions were eased, delivering high single digit growth in the second half. Latin America grew mid-single digit and Indonesia grew slightly, though declined in the final quarter. Developed markets grew 2.9%, led by strength in North American in-home foods. Europe declined for the full year, but grew in the final quarter.

Turnover decreased 2.4%, including a positive impact of 1.2% from acquisitions net of disposals and a negative impact of 5.4% from currency movements.

Underlying operating profit was €9.4 billion, a decrease of 5.8% including a negative impact from currency of 6.5%. Underlying operating margin decreased by 60bps. Gross margin reduced by 50bps, including a negative impact of 90bps from additional costs needed to adapt and run our supply chain and adverse mix from Covid-19. While brand and marketing investment was conserved in the first half during the early lock-down periods, we invested strongly behind our brands in the second half and, for the full year, brand and marketing investment was up €160 million at constant exchange rates. Overheads increased by 10bps, reflecting adverse currency mix and turnover growth.

We delivered free cash flow of €7.7 billion, an increase of €1.5 billion driven by favourable working capital movement, as we increased focus on receivables and re-phased capital expenditure in light of Covid-19.

Beauty & Personal Care
Beauty & Personal Care underlying sales grew 1.2% driven by volume, with flat price. Skin cleansing saw mid-teens volume-led growth for the year, driven by the important role of hand hygiene in combatting the spread of Covid-19. Our Lifebuoy hygiene brand grew by over 50%, launching ‘H is for Handwashing’ an educational campaign to teach children the importance of handwashing with soap. Lock-downs and restricted living in our markets led to lower demand for skin care, deodorants and hair care, which each saw volume and price declines, most significantly in the second quarter. Skin care declined high-single digit and deodorants declined mid-single digit. In hair care, growth in wash and care partially offset a decline in styling products, leading to a low-single digit decline overall. Oral care grew with price growth more than offsetting negative volumes driven by supply disruption related to lock-downs in key markets in the second quarter. Our Prestige Beauty business was impacted by door closures in the health and beauty channel, but achieved a shift to over 50% e-commerce, overall declining low-single digit.

Underlying operating margin in Beauty & Personal Care declined by 100bps, with a reduction in gross margin driven by adverse mix and additional costs related to Covid-19. This was partially offset by a reduction in brand and marketing investment, as we conserved spend during lock-down periods, before significantly stepping up investment in the second half.

Home Care
Home Care underlying sales grew 4.5%, with 5.1% from volume and negative pricing of 0.6%. Our home and hygiene brands delivered high-teens volume-led underlying sales growth. Demand for products with germ-killing and antibacterial benefits has been elevated throughout the year. Domestos grew over 25% as we launched the brand in China and introduced spray and wipe formats. Our living hygiene range of local brands grew over 50%, led by Lysoform’s educational campaigns in Italy. Within the fabric category, fabric solutions declined slightly, driven by lower consumer prices as we passed on some of the benefits of reduced commodity costs in the second half of the year. Capsules and liquids continued to grow. Low-single digit growth in fabric sensations was led by Indonesia and by Turkey, where our relaunched Snuggle (Yumos) brand performed well.

Underlying operating margin in Home Care declined by 30bps, driven by increased brand and marketing investment as we invested strongly behind our brands in the second half of the year. Overheads and gross margin improved, helped by lower material costs, despite Covid-19 related costs and negative price.

Foods & Refreshment
Foods & Refreshment underlying sales grew 1.3%, with 0.1% from volume and 1.1% from price. Our retail foods business grew double digit, as restricted living led to more in-home eating occasions for consumers. Food solutions declined by 30% as out of home channels remained closed for much of the year. Hellmann’s grew high-single digit, supported by its Stay In(spired) campaign, and our plant-based brand The Vegetarian Butcher grew over 70%. Despite significant decline in the out of home business due to channel closures, ice cream grew slightly overall as we rapidly shifted resources towards the in-home business. Ben and Jerry’s performed strongly, teaming up with Netflix on its new ‘Netflix and Chill’d’ variant. Tea grew low single digit.

Underlying operating margin in Foods & Refreshment declined by 50bps. The decline was driven by lower gross margin, due to adverse mix impacts from out of home channel closures, costs related to Covid-19 and higher commodity costs in the second half of the year.

FULL YEAR OPERATIONAL REVIEW: GEOGRAPHICAL AREA

	Fourth Quarter 2020				Full Year 2020
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG	Change in underlying operating margin
	€bn	%	%	%	€bn	%	%	%	bps
Unilever	12.1	3.5	3.3	0.2	50.7	1.9	1.6	0.3	(60)
Asia/AMET/RUB	5.6	2.6	2.1	0.5	23.4	0.4	-	0.4	(70)
The Americas	3.9	6.5	6.0	0.5	16.1	6.2	5.1	1.1	(20)
Europe	2.6	0.8	1.8	(1.1)	11.2	(1.0)	0.2	(1.2)	(120)

	Fourth Quarter 2020				Full Year 2020
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€bn	%	%	%	€bn	%	%	%
Emerging markets	7.0	3.5	2.5	1.0	29.3	1.2	0.2	1.0
Developed markets	5.1	3.6	4.6	(1.0)	21.4	2.9	3.7	(0.8)
North America	2.4	7.1	8.5	(1.3)	10.1	7.7	8.1	(0.4)
Latin America	1.5	5.8	2.8	2.9	6.0	4.1	0.9	3.2

Asia/AMET/RUB
Underlying sales grew 0.4% with flat volume and 0.4% from price. Volumes were impacted by lock-downs imposed across the region, particularly in China and India. Restrictions were put in place in China from January, with growth declining sharply in the first quarter. China returned to growth in the second quarter as restrictions were eased, with low-single digit underlying sales growth for the full year and high-single digit in the fourth quarter. India declined low-single digit, with a high-single digit decline for the first half related to lock-down restrictions partially offset by a return to growth in the third quarter and further acceleration to high-single digit growth at the end of the year. In South East Asia, Indonesia declined slightly in the fourth quarter although grew slightly over the year, whilst the Philippines and Thailand declined. Turkey saw growth in both volume and price, driven by Home Care and ice cream.

Underlying operating margin declined by 70bps driven by negative gross margin due to adverse mix and costs related to Covid-19. This was partially offset by lower brand and marketing investment as we conserved spend through lock-down periods in the first half of the year, before significantly stepping up investment in the second half.

The Americas
Underlying sales growth in North America was 7.7% with 8.1% from volume and negative pricing of 0.4%. There was a negative impact of 2.4% from our food solutions and Prestige Beauty businesses which were impacted by channel closures. Growth was driven by strong consumer demand for in-home foods and ice cream, as well as hygiene products. Foods & Refreshment excluding food solutions grew 16.1%, with strong performances from Knorr, Hellmann’s and Ben & Jerry’s.

Latin America grew 4.1% with volume growth of 0.9% and positive pricing of 3.2%. Brazil grew low-single digit for both the full year and fourth quarter, with underlying volume and price growth. Demand was stimulated for part of the year by emergency pandemic cash payouts to citizens, which reduced during the fourth quarter. Home and personal care categories drove volume growth in Argentina, with Rexona’s clinical aerosol deodorants offering performing well, while Mexico declined low-single digit.

Underlying operating margin declined by 20bps. A decline in gross margin from high material inflation as Latin American currencies devalued, was partially offset by lower overheads.

Europe
Underlying sales declined 1.0% with positive volumes of 0.2% and a decline of 1.2% from price, although growth returned in the final quarter. A continued deflationary retail environment drove price declines. Positive volumes were driven by Home Care, as hygiene products saw double digit growth across most markets. Ice cream sales declined, with out of home sales impacted by lock-downs and reduced tourism, particularly in Southern Europe. The UK grew mid-single digit, benefiting from increased demand for in home eating and Home Care products, which more than offset negatively impacted categories.

Underlying operating margin reduced by 120bps driven by gross margin which was impacted by negative pricing and adverse mix.

ADDITIONAL COMMENTARY ON THE FINANCIAL STATEMENTS – FULL YEAR

Finance costs and tax
Net finance costs decreased €122 million to €505 million in 2020. The decrease was largely driven by lower cost of debt and interest on tax credits in Brazil. This was partially offset by a decrease in income on cash as interest rates fell. The interest rate on average net debt fell to 2.2% from 2.5% in the prior year.

The underlying effective tax rate was 23.0% compared with 25.5% in 2019. The decrease was primarily driven by structural reductions in Indian and Indonesian tax rates; tax settlements and other one-off benefits; and replacement of Indian distribution tax with a dividend withholding tax. The effective tax rate was 24.6% compared with 27.9% in 2019.

Joint ventures, associates and other income from non-current investments
Net profit from joint ventures and associates was €175 million, consistent with the prior year. Other income from non-current investments was €3 million.

Earnings per share
Underlying earnings per share decreased to €2.48, including a negative impact of 6.5% from currency. Constant underlying earnings per share increased by 4.1%. The increase was mainly driven by operating performance, lower tax and finance costs, partially offset by an increase in profit attributable to minority interests following the Horlicks acquisition in India.

Diluted earnings per share were down 0.9% at €2.12.

Free cash flow
Free cash flow was €7.7 billion in 2020 compared to €6.1 billion in the prior year. The improvement was led by favourable working capital movements, as we increased our focus on receivables. Capital expenditure declined following re-phased investment in light of Covid-19, and there was a reduction in cash tax paid partly driven by tax on disposal of Spreads in the prior year.

Net debt
Closing net debt was €20.9 billion compared to €23.1 billion as at 31 December 2019 driven by higher free cash flow and currency impact. Net debt to underlying EBITDA was 1.8x as at 31 December 2020 versus 1.9x in the prior year.

Pensions
Pension assets net of liabilities were in surplus of €0.3 billion at 31 December 2020 versus a deficit of €0.2 billion at the end of 2019. Strong positive investment performance was offset by an increase in liabilities as interest rates fell over the year. There were refinements in assumption methodologies to reflect changes being made more generally by corporates and their advisers in setting discount rates and future inflation rates, specifically in the UK, which resulted in a €0.9 billion lower liability.

Return on invested capital
Return on invested capital was 18.0%, compared to 19.2% in the prior year. This reflects higher goodwill and intangible assets from the Horlicks acquisition and lower underlying operating profit after tax.

Finance and liquidity
In 2020, we issued the following bonds:
●
25 March 2020: €1,000 million fixed rate notes at 1.25% due March 2025, and €1,000 million fixed rate notes at 1.75% due March 2030
●
14 September 2020: $500 million fixed rate notes at 0.375% due September 2023, and $500 million fixed rate notes at 1.375% due September 2030

In April 2020, €300 million 0.0% fixed rate notes matured and were repaid. In May 2020, $800 million 1.8% fixed rate notes and $150 million 5.15% fixed rate notes matured and were repaid. In July 2020, $500 million 2.1% fixed rate notes matured and were repaid. In August 2020, €750 million 1.75% fixed rate notes matured and were repaid. In October 2020, a make-whole call was exercised for $550 million 1.375% fixed rate notes due July 2021 and the notes were fully repaid.

As at 31 December 2020 Unilever had undrawn revolving 364-day bilateral credit facilities in aggregate of $7,965 million with a 364-day term out.

COMPETITION INVESTIGATIONS

As previously disclosed, Unilever is involved in a number of ongoing investigations and cases by national competition authorities, including those within Italy, Greece, South Africa and Turkey. These proceedings and investigations are at various stages and concern a variety of product markets. Where appropriate, provisions are made and contingent liabilities disclosed in relation to such matters.

Ongoing compliance with competition laws is of key importance to Unilever. It is Unilever’s policy to co-operate fully with competition authorities whenever questions or issues arise. In addition, the Group continues to reinforce and enhance its internal competition law training and compliance programme on an ongoing basis.

NON-GAAP MEASURES

Certain discussions and analyses set out in this announcement include measures which are not defined by generally accepted accounting principles (GAAP) such as IFRS. We believe this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures.

Unilever uses ‘constant rate’, and ‘underlying’ measures primarily for internal performance analysis and targeting purposes. We present certain items, percentages and movements, using constant exchange rates, which exclude the impact of fluctuations in foreign currency exchange rates. We calculate constant currency values by translating both the current and the prior period local currency amounts using the prior year average exchange rates into euro, except for the local currency of entities that operate in hyperinflationary economies. These currencies are translated into euros using the prior year closing exchange rate before the application of IAS 29. The table below shows exchange rate movements in our key markets.

	Annual Average rate in 2020	Annual Average rate in 2019
Brazilian Real (€1 = BRL)	5.781	4.367
Chinese Yuan (€1 = CNY)	7.862	7.725
Indian Rupee (€1 = INR)	84.100	78.812
Indonesia Rupiah (€1 = IDR)	16557	15863
Philippine Peso (€1 = PHP)	56.447	58.112
UK Pound Sterling (€1 = GBP)	0.888	0.880
US Dollar (€1 = US $)	1.135	1.120
MESURES (continued)NON-GAAP MEASURES (continued)
Underlying sales growth (USG)
Underlying sales growth (USG) refers to the increase in turnover for the period, excluding any change in turnover resulting from acquisitions, disposals, changes in currency and price growth in excess of 26% in hyperinflationary economies. Inflation of 26% per year compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. We believe this measure provides valuable additional information on the underlying sales performance of the business and is a key measure used internally. The impact of acquisitions and disposals is excluded from USG for a period of 12 calendar months from the applicable closing date. Turnover from acquired brands that are launched in countries where they were not previously sold is included in USG as such turnover is more attributable to our existing sales and distribution network than the acquisition itself. The reconciliation of changes in the GAAP measure turnover to USG is provided in notes 3 and 4.

Underlying price growth (UPG)
Underlying price growth (UPG) is part of USG and means, for the applicable period, the increase in turnover attributable to changes in prices during the period. UPG therefore excludes the impact to USG due to (i) the volume of products sold; and (ii) the composition of products sold during the period. In determining changes in price we exclude the impact of price growth in excess of 26% per year in hyperinflationary economies as explained in USG above. The measures and the related turnover GAAP measure are set out in notes 3 and 4.

Underlying volume growth (UVG)
Underlying volume growth (UVG) is part of USG and means, for the applicable period, the increase in turnover in such period calculated as the sum of (i) the increase in turnover attributable to the volume of products sold; and (ii) the increase in turnover attributable to the composition of products sold during such period. UVG therefore excludes any impact on USG due to changes in prices. The measures and the related turnover GAAP measure are set out in notes 3 and 4.

Non-underlying items
Several non-GAAP measures are adjusted to exclude items defined as non-underlying due to their nature and/or frequency of occurrence.
●
Non-underlying items within operating profit are: gains or losses on business disposals, acquisition and disposal related costs, restructuring costs, impairments and other items within operating profit classified here due to their nature and frequency.
●
Non-underlying items not in operating profit but within net profit are: net monetary gain/(loss) arising from hyperinflationary economies and significant and unusual items in net finance cost, share of profit/(loss) of joint ventures and associates and taxation.
●
Non-underlying items are: both non-underlying items within operating profit and those non-underlying items not in operating profit but within net profit.

Underlying operating profit (UOP) and underlying operating margin (UOM)
Underlying operating profit and underlying operating margin mean operating profit and operating margin before the impact of non-underlying items within operating profit. Underlying operating profit represents our measure of segment profit or loss as it is the primary measure used for making decisions about allocating resources and assessing performance of the segments. The reconciliation of operating profit to underlying operating profit is as follows:

€ million	Full Year
(unaudited)	2020	2019
Operating profit	8,303	8,708
Non-underlying items within operating profit (see note 2)	1,064	1,239
Underlying operating profit	9,367	9,947
Turnover	50,724	51,980
Operating margin (%)	16.4%	16.8%
Underlying operating margin (%)	18.5%	19.1%

Underlying earnings before interest, taxation, depreciation and amortisation (UEBITDA)
Underlying earnings before interest, taxation, depreciation and amortisation means operating profit before the impact of depreciation, amortisation and non-underlying items within operating profit. We use UEBITDA in assessing our leverage level, which is expressed as net debt / UEBITDA. The reconciliation of operating profit to UEBITDA is as follows:

€ million	Full Year
(unaudited)	2020	2019
Operating profit	8,303	8,708
Depreciation and amortisation	2,018	1,964
Non-underlying items within operating profit	1,064	1,239
Underlying earnings before interest, taxes, depreciation and amortisation (UEBITDA)	11,385	11,911

Underlying effective tax rate
The underlying effective tax rate is calculated by dividing taxation excluding the tax impact of non-underlying items by profit before tax excluding the impact of non-underlying items and share of net (profit)/loss of joint ventures and associates. This measure reflects the underlying tax rate in relation to profit before tax excluding non-underlying items before tax and share of net profit/(loss) of joint ventures and associates. Tax impact on non-underlying items within operating profit is the sum of the tax on each non-underlying item, based on the applicable country tax rates and tax treatment. This is shown in the following table: ME

€ million	Full Year
(unaudited)	2020	2019
Taxation	1,923	2,263
Tax impact of:
Non-underlying items within operating profit(a)	272	309
Non-underlying items not in operating profit but within net profit(a)	(146)	(196)
Taxation before tax impact of non-underlying items	2,049	2,376
Profit before taxation	7,996	8,289
Non-underlying items within operating profit before tax(a)	1,064	1,239
Non-underlying items not in operating profit but within net profit before tax(b)	36	(32)
Share of net (profit)/loss of joint ventures and associates	(175)	(176)
Profit before tax excluding non-underlying items before tax and share of net profit/(loss) of joint ventures and associates	8,921	9,320
Underlying effective tax rate	23.0%	25.5%
(a)
See note 2.
(b)
2019 excludes €3 million gain on disposal of spreads business by the joint venture in Portugal which is included in the share of net profit/(loss) of joint ventures and associates line. Including the gain, total non-underlying items not in operating profit but within net profit before tax in 2019 was €35 million. See note 2.

Underlying earnings per share
Underlying earnings per share (underlying EPS) is calculated as underlying profit attributable to shareholders’ equity divided by the diluted average number of ordinary shares. In calculating underlying profit attributable to shareholders’ equity, net profit attributable to shareholders’ equity is adjusted to eliminate the post-tax impact of non-underlying items. This measure reflects the underlying earnings for each share unit of the Group. Refer to note 6 for reconciliation of net profit attributable to shareholders’ equity to underlying profit attributable to shareholders equity.

Constant underlying EPS
Constant underlying earnings per share (constant underlying EPS) is calculated as underlying profit attributable to shareholders’ equity at constant exchange rates and excluding the impact of both translational hedges and price growth in excess of 26% per year in hyperinflationary economies divided by the diluted average number of ordinary shares. This measure reflects the underlying earnings for each share unit of the Group in constant exchange rates.

The reconciliation of underlying profit attributable to shareholders’ equity to constant underlying earnings attributable to shareholders’ equity and the calculation of constant underlying EPS is as follows:

€ million	Full Year
(unaudited)	2020	2019
Underlying profit attributable to shareholders’ equity (see note 6)	6,532	6,688
Impact of translation from current to constant exchange rates and translational
hedges	472	2
Impact of price growth in excess of 26% per year in hyperinflationary economies	(31)	-
Constant underlying earnings attributable to shareholders’ equity	6,973	6,690
Diluted average number of share units (millions of units)	2,629.8	2,626.7
Constant underlying EPS (€)	2.65	2.55

Net debt

Net debt is a measure that provides valuable additional information on the summary presentation of the Group’s net financial liabilities and is a measure in common use elsewhere. Net debt is defined as the excess of total financial liabilities, excluding trade payables and other current liabilities, over cash, cash equivalents and other current financial assets, excluding trade and other current receivables, and non-current financial asset derivatives that relate to financial liabilities.

The reconciliation of total financial liabilities to net debt is as follows:

€ million	As at	As at
(unaudited)	31 December	31 December
	2020	2019
Total financial liabilities	(27,305)	(28,257)
Current financial liabilities	(4,461)	(4,691)
Non-current financial liabilities	(22,844)	(23,566)
Cash and cash equivalents as per balance sheet	5,548	4,185
Cash and cash equivalents as per cash flow statement	5,475	4,116
Add bank overdrafts deducted therein	73	69
Other current financial assets	808	907
Non-current financial asset derivatives that relate to financial liabilities	21	114
Net debt	(20,928)	(23,051)

Free cash flow (FCF)
Within the Unilever Group, free cash flow (FCF) is defined as cash flow from operating activities, less income taxes paid, net capital expenditure and net interest payments. It does not represent residual cash flows entirely available for discretionary purposes; for example, the repayment of principal amounts borrowed is not deducted from FCF. FCF reflects an additional way of viewing our liquidity that we believe is useful to investors because it represents cash flows that could be used for distribution of dividends, repayment of debt or to fund our strategic initiatives, including acquisitions, if any.-GAAP MEASURES (continued)
The reconciliation of cash flow from operating activities to FCF is as follows:

€ million	Full Year
(unaudited)	2020	2019
Cash flow from operating activities	10,933	10,641
Income tax paid	(1,875)	(2,532)
Net capital expenditure	(932)	(1,429)
Net interest paid	(455)	(548)
Free cash flow	7,671	6,132
Net cash flow (used in)/from investing activities	(1,481)	(2,237)
Net cash flow (used in)/from financing activities	(5,804)	(4,667)

Return on invested capital (ROIC)
Return on invested capital (ROIC) is a measure of the return generated on capital invested by the Group. The measure provides a guard rail for long-term value creation and encourages compounding reinvestment within the business and discipline around acquisitions with low returns and long payback. ROIC is calculated as underlying operating profit after tax divided by the annual average of: goodwill, intangible assets, property, plant and equipment, net assets held for sale, inventories, trade and other current receivables, and trade payables and other current liabilities.

€ million	Full Year
(unaudited)	2020	2019
Operating profit	8,303	8,708
Non-underlying items within operating profit (see note 2)	1,064	1,239
Underlying operating profit before tax	9,367	9,947
Tax on underlying operating profit(a)	(2,154)	(2,536)
Underlying operating profit after tax	7,213	7,411
Goodwill	18,942	18,067
Intangible assets	15,999	12,962
Property, plant and equipment	10,558	12,062
Net assets held for sale	27	81
Inventories	4,462	4,164
Trade and other current receivables	4,939	6,695
Trade payables and other current liabilities	(14,132)	(14,768)
Period-end invested capital	40,795	39,263
Average invested capital for the period	40,029	38,639
Return on invested capital	18.0%	19.2%
(a)
Tax on underlying operating profit is calculated as underlying operating profit before tax multiplied by the underlying effective tax rate of 23.0% (2019: 25.5%) which is shown on page 9.

CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the ‘Group’). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; the effect of climate change on Unilever’s business; Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. A number of these risks have increased as a result of the current Covid-19 pandemic. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2019 and the Unilever Annual Report and Accounts 2019.

ENQUIRIES

Media: Media Relations Team			Investors: Investor Relations Team
UK or NL or	+44 78 2527 3767 +44 77 7999 9683 +31 10 217 4844 +31 62 375 8385	lucila.zambrano@unilever.com JSibun@tulchangroup.com els-de.bruin@unilever.com marlous-den.bieman@unilever.com	+44 20 7822 6830	investor.relations@unilever.com

There will be a web cast of the results presentation available at:
www.unilever.com/investor-relations/results-and-presentations/latest-results

INCOME STATEMENT
 (unaudited)
€ million	Full Year
	2020	2019	Increase/
			(Decrease)
			Current	Constant
			rates	rates

Turnover	50,724	51,980	(2.4)%	3.5%

Operating profit	8,303	8,708	(4.6)%	2.2%

Which includes non-underlying items credits/(charges) of	(1,064)	(1,239)

Net finance costs	(505)	(627)
Pensions and similar obligations	(9)	(30)
Finance income	232	224
Finance costs	(728)	(821)

Which includes non-underlying costs of	(56)	-

Non-underlying item net monetary gain/(loss) arising from
hyperinflationary economies	20	32

Share of net profit/(loss) of joint ventures and associates	175	176
Which includes non-underlying item credits/(charges) of	-	3
Other income/(loss) from non-current investments and associates	3	-

Profit before taxation	7,996	8,289	(3.5)%	3.9%

Taxation	(1,923)	(2,263)
Which includes tax impact of non-underlying items of	126	113

Net profit	6,073	6,026	0.8%	7.6%

Attributable to:
Non-controlling interests	492	401
Shareholders’ equity	5,581	5,625	(0.8)%	6.1%

Combined earnings per share
Basic earnings per share (euros)	2.13	2.15	(0.9)%	5.9%
Diluted earnings per share (euros)	2.12	2.14	(0.9)%	5.9%

STATEMENT OF COMPREHENSIVE INCOME
 (unaudited)
€ million	Full Year
	2020	2019

Net profit	6,073	6,026

Other comprehensive income
Items that will not be reclassified to profit or loss, net of tax:
Gains/(losses) on equity instruments measured at fair value through other comprehensive income	78	29
Remeasurement of defined benefit pension plans	215	353
Items that may be reclassified subsequently to profit or loss, net of tax:
Gains/(losses) on cash flow hedges	60	176
Currency retranslation gains/(losses)	(2,590)	(15)

Total comprehensive income	3,836	6,569

Attributable to:
Non-controlling interests	286	407
Shareholders’ equity	3,550	6,162

STATEMENT OF CHANGES IN EQUITY
 (unaudited)

€ million	Called up share capital	Share premium account	Unification reserve	Other reserves	Retained profit	Total	Non- controlling interest	Total equity
1 January 2019	464	129	-	(15,218)	25,984	11,359	720	12,079
Profit or loss for the period	-	-	-	-	5,625	5,625	401	6,026
Other comprehensive income, net of tax:
Gains/(losses) on:
Equity instruments	-	-	-	25	-	25	4	29
Cash flow hedges	-	-	-	176	-	176	-	176
Remeasurements of defined benefit pension plans	-	-	-	-	352	352	1	353
Currency retranslation gains/(losses)	-	-	-	(18)	2	(16)	1	(15)
Total comprehensive income	-	-	-	183	5,979	6,162	407	6,569
Dividends on ordinary capital	-	-	-	-	(4,223)	(4,223)	-	(4,223)
Cancellation of treasury shares(a)	(44)	-	-	9,416	(9,372)	-	-	-
Other movements in treasury shares(b)	-	-	-	64	(231)	(167)	-	(167)
Share-based payment credit(c)	-	-	-	-	151	151	-	151
Dividends paid to non-controlling interests	-	-	-	-	-	-	(435)	(435)
Currency retranslation gains/(losses) net of tax	-	5	-	-	-	5	-	5
Hedging gain/(loss) transferred to non-financial assets	-	-	-	32	-	32	-	32
Other movements in equity	-	-	-	(51)	(76)	(127)	2	(125)
31 December 2019	420	134	-	(5,574)	18,212	13,192	694	13,886
Profit or loss for the period	-	-	-	-	5,581	5,581	492	6,073
Other comprehensive income, net of tax:
Gains/(losses) on:
Equity instruments	-	-	-	68	-	68	10	78
Cash flow hedges	-	-	-	62	-	62	(2)	60
Remeasurements of defined benefit pension plans	-	-	-	-	217	217	(2)	215
Currency retranslation gains/(losses)	-	-	-	(2,356)	(22)	(2,378)	(212)	(2,590)
Total comprehensive income	-	-	-	(2,226)	5,776	3,550	286	3,836
Dividends on ordinary capital	-	-	-	-	(4,300)	(4,300)	-	(4,300)
Issue of PLC ordinary shares as part of Unification(d)	51	-	-	-	(51)	-	-	-
Cancellation of NV ordinary shares as part of Unification(d)	(233)	(20)	-	-	253	-	-	-
Other effects of Unification(e)	(146)	73,364	(73,364)	132	14	-	-	-
Movements in treasury shares(b)	-	-	-	220	(158)	62	-	62
Share-based payment credit(c)	-	-	-	-	108	108	-	108
Dividends paid to non-controlling interests	-	-	-	-	-	-	(559)	(559)
Currency retranslation gains/(losses) net of tax	-	(6)	-	-	-	(6)	-	(6)
Hedging gain/(loss) transferred to non-financial assets	-	-	-	10	-	10	2	12
Net gain arising from Horlicks acquisition(f)	-	-	-	-	2,930	2,930	1,918	4,848
Other movements in equity(g)	-	-	-	(44)	(236)	(280)	48	(232)
31 December 2020	92	73,472	(73,364)	(7,482)	22,548	15,266	2,389	17,655
(a)
During 2019 254,012,896 NV ordinary shares and 18,660,634 PLC ordinary shares were cancelled. The amount paid to repurchase these shares was initially recognised in other reserves and is transferred to retained profit on cancellation.
(b)
Includes purchases and sales of treasury shares, and transfer from treasury shares to retained profit of share-settled schemes arising from prior years and differences between exercise and grant price of share options.
(c)
The share-based payment credit relates to the non-cash charge recorded against operating profit in respect of the fair value of share options and awards granted to employees.
(d)
As part of Unification (see note 1 for further details), the shareholders of NV were issued new PLC ordinary shares, and all NV shares in issue were cancelled. The net impact is recognized in retained profit.
(e)
Includes the reduction of PLC's share capital following the cessation of the Equalisation Agreement. Prior to Unification, a conversion rate of £1= €5.143 was used in accordance with the Equalisation Agreement to translate PLC’s share capital. Following Unification, PLC's share capital has been translated using the exchange rate at the date of Unification. To reflect the legal share capital of the PLC company, an increase to share premium of €73,364 million and a debit unification reserve for the same amount have been recorded as there is no change in the net assets of the group. This debit is not a loss as a matter of law.
(f)
Consideration for the Main Horlicks Acquisition included the issuance of shares in a group subsidiary, Hindustan Unilever Limited, which resulted in a net gain being recognised within equity. See note 8 for further details.
(g)
Includes €163 million paid for purchase of the non-controlling interest in Unilever Malaysia.

BALANCE SHEET
 (unaudited)
€ million	As at 31 December 2020	As at 31 December 2019

Non-current assets
Goodwill	18,942	18,067
Intangible assets	15,999	12,962
Property, plant and equipment	10,558	12,062
Pension asset for funded schemes in surplus	2,722	2,422
Deferred tax assets	1,474	1,336
Financial assets	876	874
Other non-current assets	931	653
	51,502	48,376
Current assets
Inventories	4,462	4,164
Trade and other current receivables	4,939	6,695
Current tax assets	372	397
Cash and cash equivalents	5,548	4,185
Other financial assets	808	907
Assets held for sale	28	82
	16,157	16,430

Total assets	67,659	64,806
Current liabilities
Financial liabilities	4,461	4,691
Trade payables and other current liabilities	14,132	14,768
Current tax liabilities	1,451	898
Provisions	547	620
Liabilities held for sale	1	1
	20,592	20,978
Non-current liabilities
Financial liabilities	22,844	23,566
Non-current tax liabilities	149	182
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit	1,109	1,157
Unfunded schemes	1,326	1,461
Provisions	583	664
Deferred tax liabilities	3,166	2,573
Other non-current liabilities	235	339
	29,412	29,942

Total liabilities	50,004	50,920
Equity
Shareholders’ equity	15,266	13,192
Non-controlling interests	2,389	694
Total equity	17,655	13,886

Total liabilities and equity	67,659	64,806

CASH FLOW STATEMENT
 (unaudited)

€ million	Full Year
	2020	2019
Net profit	6,073	6,026
Taxation	1,923	2,263
Share of net (profit)/loss of joint ventures/associates and other (income)/loss from non-current investments and associates	(178)	(176)
Net monetary (gain)/loss arising from hyperinflationary economies	(20)	(32)
Net finance costs	505	627
Operating profit	8,303	8,708
Depreciation, amortisation and impairment	2,018	1,982
Changes in working capital	680	(9)
Pensions and similar obligations less payments	(182)	(260)
Provisions less payments	(53)	7
Elimination of (profits)/losses on disposals	60	60
Non-cash charge for share-based compensation	108	151
Other adjustments	(1)	2
Cash flow from operating activities	10,933	10,641
Income tax paid	(1,875)	(2,532)
Net cash flow from operating activities	9,058	8,109
Interest received	169	146
Net capital expenditure	(932)	(1,429)
Other acquisitions and disposals	(1,387)	(945)
Other investing activities	669	(9)

Net cash flow (used in)/from investing activities	(1,481)	(2,237)
Dividends paid on ordinary share capital	(4,279)	(4,209)
Interest paid	(624)	(694)
Change in financial liabilities	(181)	901
Other movements on treasury shares	-	(201)
Other financing activities	(720)	(464)

Net cash flow (used in)/from financing activities	(5,804)	(4,667)

Net increase/(decrease) in cash and cash equivalents	1,773	1,205
Cash and cash equivalents at the beginning of the period	4,116	3,090

Effect of foreign exchange rate changes	(414)	(179)

Cash and cash equivalents at the end of the period	5,475	4,116

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(unaudited)
1 ACCOUNTING INFORMATION AND POLICIES

The accounting policies adopted are the same as those which were applied for the previous financial year, except as set out below. The condensed preliminary financial statements are based on international accounting standards in conformity with the requirements of the Companies Act 2006, international financial reporting standards (IFRS) adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union and IFRS as issued by the International Accounting Standards Board.

The condensed financial statements are shown at current exchange rates, while percentage year-on-year changes are shown at both current and constant exchange rates to facilitate comparison. The income statement on page 13, the statement of comprehensive income on page 13, the statement of changes in equity on page 14 and the cash flow statement on page 16 are translated at exchange rates current in each period. The balance sheet on page 15 is translated at period-end rates of exchange.

The condensed financial statements attached do not constitute the full financial statements within the meaning of Section 434 of the UK Companies Act 2006, which will be finalised and delivered to the Registrar of Companies in due course. Full accounts for Unilever for the year ended 31 December 2019 have been delivered to the Registrar of Companies; the auditors’ reports on these accounts were unqualified, did not include a reference to any matters by way of emphasis and did not contain a statement under Section 498 (2) or Section 498 (3) of the UK Companies Act 2006.

Unification

On 29 November 2020, the Group reorganised under Unilever PLC (“PLC”) as its single parent company. This reorganisation is referred to as “Unification” in the condensed financial statements.

Prior to 29 November 2020, the Group operated with two parent companies, Unilever N.V. (“NV”) and Unilever PLC (“PLC”), who together with the group companies operated as a single economic entity. NV and PLC had the same Directors and were linked by a series of agreements, including an Equalisation Agreement, which were designed so that the positions of the shareholders of both companies were as closely as possible as if they held shares in a single company. NV and PLC together formed a single reporting entity for the purposes of presenting consolidated financial statements and group companies included in the consolidation included those companies controlled by NV or PLC.

Following Unification, all group companies are now controlled solely by PLC. There is no change to the companies included in the group as a result of Unification, other than NV ceasing to exist.

Unification was implemented through a Cross-Border Merger, as a result of which (i) PLC acquired all of the assets, liabilities and legal relationships of NV by universal succession of title; (ii) NV was dissolved; and (iii) PLC issued and allotted shares in its capital to former NV shareholders, except for a very small number of NV shareholders that chose to receive cash instead of PLC shares. The shareholders of NV received one new PLC share in exchange for each NV share held, consistent with the 1 to 1 equalisation ratio as set out in the Equalisation Agreement.

The transfer of assets and liabilities from NV to PLC that occurred as part of the Cross-Border Merger was within the Group so there is no revaluation of these assets and liabilities in the consolidated financial statements. The only impact to the consolidated balance sheet from Unification is within equity due to the cancellation of NV shares and issuance of PLC shares.

Basis of consolidation

Group companies included in the consolidated financial statements for 2020 are PLC and all subsidiary undertakings, which are those entities controlled by PLC. Control exists when the Group has the power to direct the activities of an entity so as to affect the return on investment.

Due to the operational and contractual arrangements referred to above, prior to Unification NV and PLC formed a single reporting entity for the purposes of presenting consolidated financial statements. Accordingly, group companies included in the comparative information provided in the consolidated financial statements, for 2019, are PLC and NV and those companies controlled by NV or PLC during those years.

The net assets and results of acquired businesses are included in the consolidated financial statements from their respective dates of acquisition, being the date on which the Group obtains control. As noted above, Unification did not cause the acquisition by the Group of any new business. All companies controlled by NV before Unification are included in the group consolidation for the year ending 31 December 2020 and they were already group companies prior to Unification.

Intra-group transactions and balances are eliminated.

New accounting standards

Interest Rate Benchmark Reform - Amendments to IFRS 9, IAS 39 and IFRS 7
The Group has adopted the amendments that modify specific hedge accounting requirements to allow entities to continue to forecast future cash flows assuming that the interest rate benchmark will continue despite ongoing reviews of interest rate benchmark reform. As a result, there is no requirement for an entity to discontinue hedge relationships or to reassess the economic relationships between hedged items and hedging instruments as a result of the uncertainties of the interest rate benchmark reform. The Group does not have material derivatives that refer to an interest rate benchmark so these amendments do not have a material impact on Unilever.

2 SIGNIFICANT ITEMS WITHIN THE INCOME STATEMENT

Non-underlying items
These include non-underlying items within operating profit and non-underlying items not in operating profit but within net profit:
●
Non-underlying items within operating profit are gains or losses on business disposals, acquisition and disposal related costs, restructuring costs, impairment and other items within operating profit classified here due to their nature and frequency.
●
Non-underlying items not in operating profit but within net profit are net monetary gain/(loss) arising from hyperinflationary economies and significant and unusual items in net finance cost, share of profit/(loss) of joint ventures and associates and taxation.

Restructuring costs are charges associated with activities planned by management that significantly change either the scope of the business or the manner in which it is conducted.

€ million	Full Year
	2020	2019
Acquisition and disposal-related credits/(costs)	(69)	(132)
Gain/(loss) on disposal of group companies(a)	8	70
Restructuring costs(b)	(916)	(1,159)
Impairments(c)	-	(18)
Other(d)	(87)	-
Non-underlying items within operating profit before tax	(1,064)	(1,239)

Tax on non-underlying items within operating profit	272	309
Non-underlying items within operating profit after tax	(792)	(930)

Share of gain on disposal of spreads business in Portugal joint venture	-	3
Interest related to the UK tax audit of intangible income and centralised services	(56)	-
Net monetary gain arising from hyperinflationary economies	20	32
Non-underlying items not in operating profit but within net profit before tax	(36)	35

Tax impact of non-underlying items not in operating profit but within net profit:
Taxes related to share buyback as part of Unification	(30)	-
Taxes related to the UK tax audit of intangible income and centralised services	(53)	-
Taxes related to the reorganisation of our European business	(58)	(175)
Hyperinflation adjustment for Argentina deferred tax	(5)	(21)
Non-underlying items not in operating profit but within net profit after tax	(182)	(161)

Non-underlying items after tax(e)	(974)	(1,091)

Attributable to:
Non-controlling interests	(23)	(28)
Shareholders’ equity	(951)	(1,063)
(a)
2020 gain relates to a laundry bar business disposal. 2019 includes a gain of €57 million relating to the disposal of Alsa.
(b)
Restructuring costs are comprised of various supply chain optimisation projects and organisational change programmes across markets.
(c)
2019 includes a charge of €18 million relating to an impairment of goodwill for a local business classified to held for sale.
(d)
2020 includes a charge of €87 million for litigation matters in relation to investigations by national competition authorities including those within Turkey and France.
(e)
Non-underlying items after tax is calculated as non-underlying items within operating profit after tax plus non-underlying items not in operating profit but within net profit after tax.

3 SEGMENT INFORMATION – DIVISIONS

Fourth Quarter	Beauty & Personal Care	Home Care	Foods & Refreshment	Total
Turnover (€ million)
2019	5,588	2,724	4,326	12,638
2020	5,176	2,547	4,379	12,102
Change (%)	(7.4)	(6.5)	1.2	(4.2)
Impact of:
Acquisitions (%)	0.8	-	3.8	1.7
Disposals (%)	-	(0.3)	(0.4)	(0.2)
Currency-related items (%), of which:	(9.5)	(10.5)	(7.1)	(8.7)
Exchange rates changes (%)	(9.6)	(10.7)	(8.1)	(9.2)
Extreme price growth in hyperinflationary markets* (%)	0.1	0.3	1.0	0.5
Underlying sales growth (%)	1.5	4.7	5.4	3.5
Price* (%)	0.3	(1.4)	1.0	0.2
Volume (%)	1.2	6.2	4.3	3.3

Full Year	Beauty & Personal Care	Home Care	Foods & Refreshment	Total
Turnover (€ million)
2019	21,868	10,825	19,287	51,980
2020	21,124	10,460	19,140	50,724
Change (%)	(3.4)	(3.4)	(0.8)	(2.4)
Impact of:
Acquisitions (%)	0.9	0.2	2.7	1.4
Disposals (%)	-	(0.2)	(0.4)	(0.2)
Currency-related items (%), of which:	(5.4)	(7.5)	(4.2)	(5.4)
Exchange rate changes (%)	(5.6)	(7.8)	(4.6)	(5.7)
Extreme price growth in hyperinflationary markets* (%)	0.2	0.3	0.5	0.3
Underlying sales growth (%)	1.2	4.5	1.3	1.9
Price* (%)	-	(0.6)	1.1	0.3
Volume (%)	1.2	5.1	0.1	1.6

Operating profit (€ million)
2019	4,520	1,377	2,811	8,708
2020	4,311	1,243	2,749	8,303
Underlying operating profit (€ million)
2019	4,960	1,605	3,382	9,947
2020	4,591	1,519	3,257	9,367
Operating margin (%)
2019	20.7	12.7	14.6	16.8
2020	20.4	11.9	14.4	16.4
Underlying operating margin (%)
2019	22.7	14.8	17.5	19.1
2020	21.7	14.5	17.0	18.5

* Underlying price growth in excess of 26% per year in hyperinflationary economies has been excluded when calculating the price growth in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.

Turnover growth is made up of distinct individual growth components namely underlying sales, currency impact, acquisitions and disposals. Turnover growth is arrived at by multiplying these individual components on a compounded basis as there is a currency impact on each of the other components. Accordingly, turnover growth is more than just the sum of the individual components.

Underlying operating profit represents our measure of segment profit or loss as it is the primary measure used for the purpose of making decisions about allocating resources and assessing performance of segments. Underlying operating margin is calculated as underlying operating profit divided by turnover.

4 SEGMENT INFORMATION – GEOGRAPHICAL AREA

Fourth Quarter	Asia / AMET / RUB	The Americas	Europe	Total

Turnover (€ million)
2019	5,866	4,181	2,591	12,638
2020	5,649	3,884	2,569	12,102
Change (%)	(3.7)	(7.1)	(0.8)	(4.2)
Impact of:
Acquisitions (%)	3.0	1.0	-	1.7
Disposals (%)	(0.2)	(0.3)	(0.1)	(0.2)
Currency-related items (%), of which:	(8.6)	(13.5)	(1.5)	(8.7)
Exchange rates changes (%)	(8.8)	(14.3)	(1.5)	(9.2)
Extreme price growth in hyperinflationary markets* (%)	0.3	1.0	-	0.5
Underlying sales growth (%)	2.6	6.5	0.8	3.5
Price* (%)	0.5	0.5	(1.1)	0.2
Volume (%)	2.1	6.0	1.8	3.3

Full Year	Asia / AMET / RUB	The Americas	Europe	Total

Turnover (€ million)
2019	24,129	16,482	11,369	51,980
2020	23,440	16,080	11,204	50,724
Change (%)	(2.9)	(2.4)	(1.5)	(2.4)
Impact of:
Acquisitions (%)	2.2	1.0	0.3	1.4
Disposals (%)	(0.1)	(0.2)	(0.2)	(0.2)
Currency- related items (%), of which:	(5.1)	(8.9)	(0.5)	(5.4)
Exchange rates changes (%)	(5.3)	(9.5)	(0.5)	(5.7)
Extreme price growth in hyperinflationary markets* (%)	0.2	0.7	-	0.3
Underlying sales growth (%)	0.4	6.2	(1.0)	1.9
Price* (%)	0.4	1.1	(1.2)	0.3
Volume (%)	-	5.1	0.2	1.6

Operating profit (€ million)
2019	4,418	2,683	1,607	8,708
2020	4,137	2,723	1,443	8,303
Underlying operating profit (€ million)
2019	4,857	3,078	2,012	9,947
2020	4,546	2,973	1,848	9,367
Operating margin (%)
2019	18.3	16.3	14.1	16.8
2020	17.6	16.9	12.9	16.4
Underlying operating margin (%)
2019	20.1	18.7	17.7	19.1
2020	19.4	18.5	16.5	18.5

* Underlying price growth in excess of 26% per year in hyperinflationary economies has been excluded when calculating the price growth in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.

5 TAXATION

The effective tax rate for 2020 is 24.6%, compared with the 2019 rate of 27.9%. The decrease was primarily driven by structural reductions in Indian and Indonesian tax rates; tax settlements and other one-off benefits; and replacement of Indian distribution tax with a dividend withholding tax.

Tax effects of components of other comprehensive income were as follows:

€ million	Full Year 2020			Full Year 2019
	Before tax	Tax (charge)/ credit	After tax	Before tax	Tax (charge)/ credit	After tax

Gains/(losses) on:
Equity instruments at fair value through other
comprehensive income	77	1	78	35	(6)	29
Cash flow hedges	87	(27)	60	198	(22)	176
Remeasurements of defined benefit pension plans	250	(35)	215	381	(28)	353
Currency retranslation gains/(losses)	(2,646)	56	(2,590)	6	(21)	(15)
Other comprehensive income	(2,232)	(5)	(2,237)	620	(77)	543

6 COMBINED EARNINGS PER SHARE

The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the period, less the average number of shares held as treasury shares.

In calculating diluted earnings per share and underlying earnings per share, a number of adjustments are made to the number of shares, principally the exercise of share plans by employees.

Earnings per share for total operations for the twelve months were calculated as follows:
	2020	2019
Combined EPS – Basic
Net profit attributable to shareholders’ equity (€ million)	5,581	5,625
Average number of shares (millions of share units)(a)	2,620.3	2,616.8
Combined EPS – basic (€)	2.13	2.15

Combined EPS – Diluted
Net profit attributable to shareholders’ equity (€ million)	5,581	5,625
Adjusted average number of shares (millions of share units)(a)	2,629.8	2,626.7
Combined EPS – diluted (€)	2.12	2.14

Underlying EPS
Net profit attributable to shareholders’ equity (€ million)	5,581	5,625
Post tax impact of non-underlying items attributable to shareholders’ equity (see note 2)	951	1,063
Underlying profit attributable to shareholders’ equity	6,532	6,688
Adjusted average number of shares (millions of share units)(a)	2,629.8	2,626.7
Underlying EPS – diluted (€)	2.48	2.55

(a)
In the calculation of the weighted average number of share units, NV shares are included only for the period they were issued, until 29 November 2020. Following Unification (see note 1 for more information on Unification), all NV shares were cancelled and the shareholders of NV were issued PLC ordinary shares on a 1:1 ratio. Accordingly, there is no significant impact on the calculation of average number of share units.

In calculating underlying earnings per share, net profit attributable to shareholders’ equity is adjusted to eliminate the post-tax impact of non-underlying items.

During the period the following movements in shares have taken place:
Millions
Number of shares at 31 December 2019 (net of treasury shares)	2,616.8
Net movements in shares under incentive schemes	5.2
Number of shares at 31 December 2020	2,622.0

7 ORDINARY SHARE CAPITAL

Following implementation of Unification (see note 1 for more information on Unification), PLC is now the single parent company of the Unilever Group. Under the terms of Unification, all the NV ordinary shares were cancelled and NV shareholders received one new PLC ordinary share in exchange for each NV share owned. Unification resulted in the issue of 1,460,713,122 new PLC ordinary shares. As at 31 December 2020 2,629,243,772 PLC ordinary shares were in issue and no NV ordinary shares were in issue.

8 ACQUISITIONS AND DISPOSALS

In 2020 the Group completed the business acquisitions and disposals as listed below. In each case 100% of the businesses were acquired unless stated otherwise. Total consideration for 2020 acquisitions is €6,337 million (2019: €1,167 million for acquisitions completed during that year). Total consideration for 2020 disposals is €35 million (2019: €169 million for disposals completed during that year).

Deal completion date	Acquired/Disposed business
1 April 2020
Acquired the health food drinks business of GlaxoSmithKline plc in India and 20 other predominantly Asian markets (“the Main Horlicks Acquisition”). The acquisition added leading brands such as Horlicks and Boost in certain markets, increasing Unilever’s presence in functional nutrition. As a significant acquisition for the Group, further details are disclosed below.

25 June 2020	Acquired Vwash, a leading intimate hygiene business in India. The acquisition complements our beauty and personal care portfolio and increase our presence in fast-growing segments in India.
30 June 2020
The Group acquired 82% of GlaxoSmithKline Bangladesh Limited, a health food drink business in Bangladesh. The Bangladesh Horlicks Acquisition was a separate transaction to the Main Horlicks Acquisition.

15 July 2020	Sold the ice cream business in Chile to Carozzi.
1 October 2020
Acquired Liquid IV, a US-based health-science nutrition and wellness company, known for its portfolio of electrolyte drink mixes that enhance rapid hydration. This acquisition increases our presence in functional nutrition.

23 December 2020	Acquired SmartyPants Vitamins, a vitamin, mineral and supplement company based in the US. The acquisition complements Unilever’s existing portfolio in functional nutrition.

The Main Horlicks Acquisition
The Main Horlicks Acquisition was composed of the following related transactions on 1 April 2020:
●
Hindustan Unilever Limited (HUL), a subsidiary of the Group, obtained control of the business of GlaxoSmithKline Consumer Healthcare Limited (GSKCH) via an all equity merger under which 4.39 shares of HUL were allotted for every share of GSKCH;
●
HUL purchased the Horlicks intellectual property rights, being mainly legal rights to the Horlicks brand (the ‘HFD IP’) for India and Unilever N.V. and Unilever PLC purchased the HFD IP outside of India and Bangladesh (subsequently the Bangladesh HFD IP was acquired by Unilever PLC in a separate transaction); and
●
Unilever Foods (Malaysia) Sdn Bhd and Unilever Asia Pacific Limited (Singapore) purchased the Horlicks commercial operations of GSK in 20 other predominantly Asian markets (“Local Distribution Assets”).

The total consideration paid was €5,294 million comprised of €449 million in cash and €4,845 million in shares of Hindustan Unilever Limited valued based on the share price of HUL on the completion date and the exchange rate on the same date (83.05 INR/€). The provisional fair value of net assets for the acquisition that is recognised on the balance sheet is €3,204 million. Balances are provisional as we are finalising our review of the asset valuations. More information related to each major class of assets and liabilities acquired is provided on page 23.

At the date of acquisition we expected around €1.3 billion of the goodwill to be deductible for tax purposes. While we believe there is a legal basis to claim the Horlicks goodwill as tax deductible, we note that the Indian Budget on 1 February 2021 includes a proposal to exclude goodwill from the definition of tax depreciable assets effective 1 April 2020. If enacted this would have no material impact on the income statement.

The gross contractual value of trade and other receivables as at the dates of acquisition amounted to €77 million which is expected to be fully recoverable.

Within the acquired net assets, contingent liabilities amounting to €123 million in respect of ongoing litigation against GlaxoSmithKline Consumer Healthcare Limited have been recognised based on management’s estimate of the values of exposures and their assessment of the probability of the related claims being settled by the Group. The contingent liabilities mainly relate to direct and indirect tax disputes with the Indian tax authorities. There are several matters being disputed and in each case we believe that the likelihood that the Indian tax authorities will ultimately prevail is no higher than moderate, however we expect that most of these disputes will not be resolved for several years. Contingent assets of €73 million are also recognised, measured on the same basis, for the Group’s right to future indemnification by GlaxoSmithKline Pte Limited and Horlicks Limited in relation to certain claims.

Impact of dilution of Group interest in Hindustan Unilever Limited
The acquisition of GSKCH by HUL was settled through the issue of 184.6 million new shares of Hindustan Unilever Limited and so resulted in dilution of Unilever’s interest in Hindustan Unilever Limited from 67.2% to 61.9%. The table below shows the impact of the decrease in shareholding on the equity attributable to shareholders of the Group.

€ million
67.2% share of HUL’s net assets acquired before acquisition of GSKCH	718
61.9% share of HUL’s net assets acquired after acquisition of GSKCH	661
Loss recognised in equity due to dilution	(57)
Gain arising from proportionate share of GSKCH’s net assets acquired	3,001
Net gain arising from the Main Horlicks Acquisition recognized in equity	2,944

Acquisition-related costs of €42 million have been recorded within non-underlying items in the consolidated income statement for 2020 (2019: €12 million). Total costs relating to the issuance of shares amounting to €5 million have been recognised against equity by Hindustan Unilever Limited.

The Main Horlicks Acquisition contributed €415 million to Group turnover and €119 million to Group operating profit since the acquisition date. If the acquisition had taken place at the beginning of the year, Group turnover would have been €50,867 million and Group operating profit would have been €8,342 million.

Impact of all acquisitions
The overall impact of the Main Horlicks Acquisition and the other acquisitions on the consolidated income statement and consolidated balance sheet is as follows:

Effect on consolidated income statement
The acquisition deals completed in 2020 have contributed €476 million to Group revenue and €124 million to Group operating profit since the relevant acquisition dates. If the acquisition deals completed in 2020 had all taken place at the beginning of the year, Group revenue would have been €51,116 million and Group operating profit would have been €8,371 million.

Effect on consolidated balance sheet
The following table summarises the consideration and net assets acquired for the Group’s Main Horlicks Acquisition and other acquisitions. The fair values currently used for opening balances of all acquisitions made in 2020 are provisional. Balances remain provisional due to missing relevant information about facts and circumstances that existed as of the acquisition date and where valuation or review work is still ongoing.

	Main Horlicks Acquisition € million	Other acquisitions € million	Total 2020 € million
Intangible assets	3,345	737	4,082
Other non-current assets	249	35	284
Trade and other receivables	77	26	103
Other current assets(a)	560	95	655
Non-current liabilities(b)	(905)	(202)	(1,107)
Current liabilities	(122)	(38)	(160)
Net assets acquired	3,204	653	3,857
Non-controlling interest	-	(27)	(27)
Goodwill	2,090	417	2,507
Exchange rate gain/(loss) on cash flow hedges	-	-	-
Total consideration	5,294	1,043	6,337
Of which:
Consideration paid	5,294	1,019	6,313
Deferred consideration	-	24	24

(a)
Other current assets include financial assets of €463 million and cash of €36 million related to the Main Horlicks Acquisition.
(b)
Non-current liabilities include deferred tax of €746 million related to the Main Horlicks Acquisition.

No material contingent liabilities were acquired in the other acquisitions described above.

9 FINANCIAL INSTRUMENTS

The Group’s Treasury function aims to protect the Group’s financial investments, while maximising returns. The fair value of financial assets is the same as the carrying amount for 2020 and 2019. The Group’s cash resources and other financial assets are shown below.

€ million	31 December 2020			31 December 2019
	Current	Non-current	Total	Current	Non-current	Total
Cash and cash equivalents
Cash at bank and in hand	2,764	-	2,764	2,457	-	2,457
Short-term deposits(a)	2,764	-	2,764	1,693	-	1,693
Other cash equivalents	20	-	20	35	-	35
	5,548	-	5,548	4,185	-	4,185

Other financial assets
Financial assets at amortised cost(b)	468	138	606	578	220	798
Financial assets at fair value through other comprehensive income(c)	9	361	370	-	266	266
Financial assets at fair value through profit or loss:
Derivatives	59	21	80	20	114	134
Other(d)	272	356	628	309	274	583
	808	876	1,684	907	874	1,781
Total financial assets(e)	6,356	876	7,232	5,092	874	5,966
(a)
Short-term deposits typically have maturity of up to 3 months.
(b)
Current financial assets at amortised cost include short term deposits with banks with maturities longer than three months excluding deposits which are part of a recognised cash management process and loans to joint venture entities. Non-current financial assets at amortised cost include judicial deposits of €101 million (2019: €136 million).
(c)
Included within non-current financial assets at fair value through other comprehensive income are equity investments of €356 million
(2019: €244 million).
(d)
Included within current financial assets at fair value through profit or loss are highly liquid debt mutual funds. Included within non-current financial assets at fair value through profit or loss are assets in a trust to fund benefit obligations in the US, option over non-controlling interest in a subsidiary in Hong Kong and investments in a number of companies and financial institutions in North America, North Asia, South Asia and Europe.
(e)
Financial assets exclude trade and other current receivables.

The Group is exposed to the risks of changes in fair value of its financial assets and liabilities. The following tables summarise the fair values and carrying amounts of financial instruments and the fair value calculations by category.

€ million	Fair value		Carrying amount
	As at 31 December 2020	As at 31 December 2019	As at 31 December 2020	As at 31 December 2019
Financial assets
Cash and cash equivalents	5,548	4,185	5,548	4,185
Financial assets at amortised cost	606	798	606	798
Financial assets at fair value through other comprehensive income	370	266	370	266
Financial assets at fair value through profit and loss:
Derivatives	80	134	80	134
Other	628	583	628	583
	7,232	5,966	7,232	5,966
Financial liabilities
Bank loans and overdrafts	(411)	(853)	(411)	(853)
Bonds and other loans	(26,936)	(26,525)	(24,585)	(25,032)
Lease liabilities	(1,771)	(1,919)	(1,771)	(1,919)
Derivatives	(315)	(270)	(315)	(270)
Other financial liabilities	(223)	(183)	(223)	(183)
	(29,656)	(29,750)	(27,305)	(28,257)

€ million	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	As at 31 December 2020			As at 31 December 2019
Assets at fair value
Financial assets at fair value through other comprehensive income	5	3	362	7	4	255
Financial assets at fair value through profit or loss:
Derivatives(a)	-	158	-	-	208	-
Other	300	-	328	311	-	272
Liabilities at fair value
Derivatives(b)	-	(418)	-	-	(326)	-
Contingent consideration	-	-	(140)	-	-	(154)

(a)
Includes €78 million (2019: €74 million) derivatives, reported within trade receivables, that hedge trading activities.
(b)
Includes €(103) million (2019: €(56) million) derivatives, reported within trade creditors, that hedge trading activities.

There were no significant changes in classification of fair value of financial assets and financial liabilities since 31 December 2019. There were also no significant movements between the fair value hierarchy classifications since 31 December 2019.

The fair value of trade receivables and payables is considered to be equal to the carrying amount of these items due to their short-term nature.

Calculation of fair values
The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values are consistent with those used in the year ended 31 December 2019.

10 DIVIDENDS

The Board has declared a quarterly interim dividend for Q4 2020 of £0.3760 per Unilever PLC ordinary share or €0.4268 per Unilever PLC ordinary share at the applicable exchange rate issued by WM/Reuters on 2 February 2021.

The following amounts will be paid in respect of this quarterly interim dividend on the relevant payment date:

Per Unilever PLC ordinary share (traded on the London Stock Exchange):  £ 0.3760
Per Unilever PLC ordinary share (traded on Euronext in Amsterdam):   € 0.4268
Per Unilever PLC American Depositary Receipt:     US$ 0.5139

The euro and US dollar amounts above have been determined using the applicable exchange rates issued by WM/Reuters on
2 February 2021.

US dollar cheques for the quarterly interim dividend will be mailed on 17 March 2021 to holders of record at the close of business on 26 February 2021.

The quarterly dividend calendar for the remainder of 2021 will be as follows:

	Announcement Date	Ex-Dividend Date	Record Date	Payment Date
Q4 2020 Dividend	4 February 2021	25 February 2021	26 February 2021	17 March 2021

Q1 2021 Dividend	29 April 2021	20 May 2021	21 May 2021	10 June 2021

Q2 2021 Dividend	22 July 2021	5 August 2021	6 August 2021	8 September 2021

Q3 2021 Dividend	21 October 2021	4 November 2021	5 November 2021	1 December 2021

11 EVENTS AFTER THE BALANCE SHEET DATE

There were no material post balance sheet events other than those mentioned elsewhere in this report.